Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (“EGM”) of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (the “Principal Meeting Place”) with online access through an online platform on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time) (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Tuesday, April 1, 2025) for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolution as an ordinary resolution of the Company. Unless otherwise defined, capitalized terms used in this notice (including the resolution) shall have the same meanings as those defined in the circular of the Company dated March 14, 2025 (the “Circular”):

ORDINARY RESOLUTION

“THAT:

(a)	the transactions and steps with respect to the sale and purchase of a total of 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited as contemplated under:

(A)	(i) the share purchase agreement dated December 31, 2024 between Shanghai HUTCHMED Investment (HK) Limited (the “Seller”) and GP Health Service Capital Co., Ltd. (“GP Health Service Capital”) (the “GP Health SPA”) (a copy marked “A” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (ii) the supplemental agreement to the GP Health SPA dated February 28, 2025 between the Seller and GP Health Service Capital (the “GP Health Supplemental SPA”) (a copy marked “B” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (iii) the share purchase agreement dated February 28, 2025 between the Seller and GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership)* (上海金浦志誠私募投資基金合夥企業（有限合夥）) (the “GP Purchaser Fund SPA”) (a copy marked “C” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (iv) the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the GP Purchaser Fund SPA (the “GP Health Agreement 1”) (a copy marked “D” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (v) the share purchase agreement dated February 28, 2025 between the Seller and Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership)* (上海金浦志佰合企業管理合夥企業（有限合夥) (the “Designated Purchaser SPA”) (a copy marked “E” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (vi) the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the Designated Purchaser SPA (the “GP Health Agreement 2”) (a copy marked “F” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); and

(B)	(i) the share purchase agreement dated December 31, 2024 between the Seller and Shanghai Pharmaceuticals Holding Co., Ltd.* (上海醫藥集團股份有限公司) (“Shanghai Pharma”) (the “Shanghai Pharma SPA”) (a copy marked “G” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); and (ii) the supplemental agreement to the Shanghai Pharma SPA dated February 28, 2025 between the Seller and Shanghai Pharma (the “Shanghai Pharma Supplemental SPA”) (a copy marked “H” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM), and all actions taken or to be taken by the Company and/or its subsidiaries pursuant or incidental to such transactions be and are hereby approved; and

(b)	the Directors and the company secretary of the Company, acting collectively and individually, be and are hereby authorized to take all such steps, do all such acts and things and sign, execute, seal (where required) and deliver all such documents which they may in their absolute discretion consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to the transactions contemplated above (including but not limited to the implementation of and giving effect to the GP Health SPA, the GP Health Supplemental SPA, the GP Purchaser Fund SPA, the GP Health Agreement 1, the Designated Purchaser SPA, the GP Health Agreement 2, the Shanghai Pharma SPA and the Shanghai Pharma Supplemental SPA in accordance with their respective terms and conditions and the resolution contained herein).”

* For identification purposes only

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, March 14, 2025

Notes:

a.	The EGM will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the EGM physically at the Principal Meeting Place or electronically through online access at https://meetings.computershare.com/Hutchmed2025EGM (the “Online Platform”). Shareholders attending and participating in the EGM electronically will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company (the “Circular”) and the letter to shareholders both dated March 14, 2025.

b.	At the EGM, the Chairman of the EGM will put the above resolution to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the EGM are recommended to appoint the Chairman of the EGM as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the EGM or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform, at the EGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

g.	The register of members of the Company will be closed from Wednesday, March 26, 2025 to Monday, March 31, 2025 (or to Tuesday, April 1, 2025, in the event that the EGM is to be held on Tuesday, April 1, 2025 because of a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government), both days inclusive, during which period no transfer of Shares will be effected, to determine Shareholders’ entitlement to attend and vote at the EGM (or at any adjournment or postponement thereof). In order to qualify for attending at the EGM, all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Tuesday, March 25, 2025 or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Tuesday, March 25, 2025.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the EGM or, if the EGM is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the EGM or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the EGM or, if the EGM is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Thursday, March 20, 2025 (New York city time).

j.	Any Shareholder with disability who has particular access request for physical attendance at the EGM may contact the Company Secretary by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 5:00 pm Hong Kong time (9:00 am London time) on Monday, March 24, 2025.

k.	BAD WEATHER ARRANGEMENTS

The EGM will be held on Monday, March 31, 2025 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on Monday, March 31, 2025, the EGM will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Tuesday, April 1, 2025 instead. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons or other natural disaster of a substantial scale.

Shareholders may call the hotline at (852) 3169 3868 or visit the Company website at https://www.hutch-med.com for details of the postponement and alternative meeting arrangements.

Shareholders should carefully consider the risk of physical attendance at the EGM under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

l.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this circular and their English translations, the Chinese names shall prevail.

As at the date of this announcement, the Directors of the Company are:

Chairman and Non-executive Director:	Non-executive Directors:
Dr Dan ELDAR	Ms Edith SHIH
Ms Ling YANG
Executive Directors:
Dr Weiguo SU	Independent Non-executive Directors:
(Chief Executive Officer and Chief Scientific Officer)	Mr Paul Rutherford CARTER
Mr CHENG Chig Fung, Johnny	(Senior Independent Director)
(Chief Financial Officer)	Dr Renu BHATIA
Dr Chaohong HU
Mr Graeme Allan JACK
Professor MOK Shu Kam, Tony
Mr WONG Tak Wai

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